Phone:	(212) 885-5360
Fax:	(917) 332-3722
Email:	hahmed@blankrome.com

October 24, 2013

Dominic Minore
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Cornerstone Strategic Value Fund, Inc. (the “Fund”)
SEC File Numbers: 333-191118 and 811-05150

Dear Mr. Minore:

On behalf of the Fund, this letter is in response to the comments received on October 23, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Fund’s registration statement on Form N-2 filed on September 12, 2013, as amended by the Pre-Effective Amendment #1, filed on October 18, 2013 (the “Registration Statement”), each filed under the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended (“1940 Act”).

We have set forth below, in boldface type, the text of each comment, followed by the Fund’s responses.

Prospectus

Pricing Table

1.         Comment:  Provide footnote disclosure that identifies the estimated per share dollar amount of all fees and expenses of the Offering that the Fund’s Stockholders will bear directly or indirectly. In this regard, also provide footnote disclosure of the estimated per share dollar amount of proceeds to the Fund after deduction of such fees and expenses. The calculation of the per share dollar amount should not take into account the Over-Allotment Shares.

Response:  The Fund acknowledges the Staff’s comment and has added the italicized language set forth below in footnotes (2) and (3) to the “Pricing Table”:

Dominic Minore
October 24, 2013

(2) Proceeds to the Fund are before deduction of expenses incurred by the Fund in connection with the Offering, such expenses are estimated to be approximately $125,601 or approximately $0.02 per Share, if fully subscribed.  The calculation of the per Share amount does not take into account the Over-Allotment Shares. Funds received prior to the final due date of this Offering will be deposited in a segregated account pending allocation and distribution of Shares.  Interest, if any, on subscription monies will be paid to the Fund regardless of whether Shares are issued by the Fund; interest will not be used as credit toward the purchase of Shares.

(3) Fees and expenses incurred by the Fund in connection with the Offering are estimated to be approximately $125,601 or approximately $0.02 per Share, if fully subscribed. Proceeds to the Fund, after deduction of such fees and expenses incurred by the Fund in connection with the Offering, are estimated to be approximately $40,679,968 or approximately $6.44 per Share, if fully subscribed.  The calculation of the per Share amounts indicated above do not take into account the Over-Allotment Shares.

The Offering

2.         Comment:  Delete the word “may” where it is first used in the last bullet point of this section.

Response:  The Fund acknowledges the Staff’s comment and has revised the following language to “The Offering” section to read as follows:

Use of proceeds from the 2012 Offering, the 2011 Offering, and the 2010 Offering (collectively, the “Prior Rights Offerings”) have been, and the use of proceeds from the current Offering and any future rights offerings, may be used to maintain the Fund’s Distribution Policy (as defined below) by providing funding for future distributions, which may constitute a return of its Stockholders’ capital.

Purpose of The Offering

3.         Comment:  Add the following language at the end of the last bullet, “and Shares continue to trade at a premium to net asset value”.

Dominic Minore
October 24, 2013

Response:  The Fund acknowledges the Staff’s comment and has added the italicized language set forth below in the last bullet of the “Purpose of the Offering” section:

The Offering is expected to be anti-dilutive to all Stockholders, including those electing not to participate notwithstanding, the fact that all the costs of the Offering will be borne by the Stockholders whether or not they exercise their Rights, because the Offering price is set at a premium to NAV and the estimated expenses incurred for the Offering will be more than offset by the increase in the net assets of the Fund such that non-participating Stockholders will receive an increase in their net asset value, so long as the number of Shares issued to participating Stockholders is not materially less than a full exercise of the Basic Subscription amount.

Managed Distribution Risk

4.         Comment: Include in the disclosure that the portion of distribution that does not constitute a return of capital is taxable to Stockholders in the year the distribution is declared.

Response:  The Fund acknowledges the Staff’s comment and has added the following language set forth below in the “Managed Distribution Risk” section:

For the taxable Stockholders, the portion of distribution that constitutes ordinary income and/or capital gains is taxable to such Stockholders in the year the distribution is declared.

5.         Comment: Add the bracketed language to the following sentence: The Stockholders would reduce their basis in the Shares by the amount of the distribution [and therefore may result in an increase in the amount of any taxable gain on a subsequent disposition of such Shares, even if such Shares are sold at a loss to the Stockholder’s original investment amount].

Response:  The Fund acknowledges the Staff’s comment and has added the italicized language set forth below in the “Managed Distribution Risk” section:

The Stockholders would reduce their basis in the Shares by the amount of the distribution and therefore may result in an increase in the amount of any taxable gain on a subsequent disposition of such Shares, even if such Shares are sold at a loss to the Stockholder’s original investment amount.

Dominic Minore
October 24, 2013

Managed Distribution Policy

6.          Add the following language to the end of the paragraph that begins with “On August 9, 2013,...”:  “but will represent in large part[/substantially all] a return of Stockholders’ capital invested in the Fund.”

Response:  The Fund acknowledges the Staff’s comment and has added the italicized language set forth below in the “Managed Distribution Policy” section:

On August 9, 2013, the Board of Directors of the Fund announced that the distribution percentage for the calendar year 2014 is to remain at 21%, which will be applied to the net asset value of the Fund as of the end of October 2013 to determine the distribution amounts for calendar year 2014. The distribution percentage is not a function of, nor is it related to, the investment return on the Fund’s portfolio but the 2014 distributions based on the distribution percentage are expected to consist principally or entirely of a return of Stockholders’ capital invested in the Fund.

Summary of Fund Expenses

7.         Comment: Change lead-in so that it reads as follows: “The following table shows Fund expenses that you as an investor in the Fund’s Shares will bear directly or indirectly.” Also, include under “Stockholder Transaction Expenses” a line item for “Offering expenses”. Further, in the Example, change the amount in Year 1 to account for Offering expenses. Last, the per share calculations should not take into account the Over-Allotment Shares.

Response:  The Fund acknowledges the Staff’s comment and has revised the Summary of Fund Expenses to read as follows:

SUMMARY OF FUND EXPENSES

The following table shows Fund expenses that you as an investor in the Fund’s Shares will bear directly or indirectly.

Dominic Minore
October 24, 2013

Stockholder Transaction Expenses
Sales load	None
Offering expenses	0.49%
Distribution Reinvestment Plan fees	None
Annual Expenses (as a percentage of net assets attributable to the Shares)
Management fees	1.00%
Other expenses(2)	0.45%
Acquired Fund fees and expenses(3)	0.56%
Total Annual Expenses	2.01%

Example(4)

The following example illustrates the hypothetical expenses (including estimated expenses of this Offering of $5.00) that you would pay on a $1,000 investment in the Shares, assuming (i) annual expenses of 1.84% of net assets attributable to the Shares and (ii) a 5% annual return:

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$25	$68	$114	$240

(1)	Assuming the Fund will have 25,266,272 Shares outstanding if fully subscribed and Offering expenses to be paid by the Fund are estimated to be $125,061 or approximately $0.02 per Share.
(2)
“Other Expenses” are based upon gross estimated amounts for the current fiscal year and include, among other expenses, administration and fund accounting fees. The Fund has no current intention to borrow money for investment purposes and has adopted a fundamental policy against selling securities short.

(3)
The Fund invests in other closed-end investment companies and ETFs (collectively, the “Acquired Funds”). The Fund’s stockholders indirectly bear a pro rata portion of the fees and expenses of the Acquired Funds in which the Fund invests. Acquired Fund fees and expenses are based on estimated amounts for the current fiscal year.

(4)
The example assumes that the estimated “Other Expenses” set forth in the Annual Expenses table remain the same each year and that all dividends and distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. The example further assumes that the Fund uses no leverage, as currently intended. Moreover, the Fund’s actual rate of return will vary and may be greater or less than the hypothetical 5% annual return.

Dominic Minore
October 24, 2013

What are the risks of the MDP?

8.         Comment: In the penultimate paragraph of this section replace the word “DIVIDEND” with “DISTRIBUTION” in reference to “RULE 19a-1 NOTICE ACCOMPANYING DIVIDEND PAYMENT.”Also, in the response letter, the Fund should indicate that in such notice, the caption will read “RULE 19a-1 NOTICE ACCOMPANYING DISTRIBUTION PAYMENT.”

Response: The Fund acknowledges the Staff’s comment and has made such replacement and the Fund will indicate in the caption of such notice reference to “RULE 19a-1 NOTICE ACCOMPANYING DISTRIBUTION PAYMENT.”

9.         Comment: Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response: The Fund acknowledges the Staff’s comment and undertakes to reflect all changes and revisions set forth in this letter in the final Prospectus for this Offering that the Fund will file pursuant to Rule 497.

10.       Comment: Response to this letter should be in the form of SEC correspondence.

Response: The Fund acknowledges the Staff’s comment.

Should you have any questions or comments regarding the above, please contact me at (212) 885-5360.

Sincerely

/s/ F. Humera Ahmed

F. Humera Ahmed